April 25, 2017
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Carey Credit Income Fund – I Registration Statement on Form N-2 File Nos. 333-198667; 814-01091
Dear Mr. Minore:
We are writing in response to your telephonic comments with respect to the post-effective amendment to the registration statement (the “Registration Statement”) filed on Form N-2 (“POS 8C”) under the Securities Act of 1933, as amended (“Securities Act”), on behalf of Carey Credit Income Fund – I (the “Company”) on February 22, 2017. The Company, and as applicable, Carey Credit Income Fund (the “Master Fund”), have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Registration Statement. These changes will be reflected in an upcoming POS 8C filing or on a going-forward basis, as applicable.
On behalf of the Company and the Master Fund, as applicable, set forth below are the Securities and Exchange Commission (“SEC”) staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

April 25, 2017 Page 2

ACCOUNTING COMMENTS
Comment 1.The sixth bullet on the cover page discusses that distributions may be funded from the reimbursement of certain expenses, which are subject to repayment to the Company’s affiliates. Please revise the disclosure so that it is consistent with other disclosure in the Company’s prospectus (the “Prospectus”) which discusses repayment only to the Advisors and not affiliates.
Response 1.    The disclosure has been revised accordingly.
Comment 2.    Please add additional disclosure to the front cover regarding the Advisors’ responsibility for the payment of the Company’s cumulative organization and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the sale of the Company’s common shares.
Response 2.    We respectfully acknowledge the comment and note that we believe that the current disclosure is sufficient and consistent with the industry practice. We further note that the front cover contains a cross reference to the section of the Prospectus entitled “Use of Proceeds,” which discusses in detail the Advisors’ responsibility for the payment of the Company’s cumulative organization and offering expenses to the extent they exceed 1.5% of the aggregate proceeds from the sale of the Company’s common shares.
Comment 3.    Please revise the “Distribution Policy” section under the Prospectus Summary to include disclosure regarding long-term capital gains distribution requirements.
Response 3.    We respectfully acknowledge the comment and note that we believe that the discussion of Regulated Investment Company (“RIC”) long-term capital gains distribution requirements contained in the sections of the Prospectus entitled “Distributions” and “Tax Matters” is sufficient. We believe addressing the same matter in this section would be unnecessarily duplicative. We note that the Company’s investment objectives are to provide shareholders with current income, capital appreciation and, to a lesser extent, long-term capital appreciation.
Comment 4.    The “Distribution Policy” section discusses that cash distributions to shareholders may be funded from expense reimbursements by the Advisors which may be subject to repayment. Please revise the disclosure so that it is consistent with the disclosure on the cover page which discusses that waivers of certain investment advisory fees are not subject to repayment to the Advisors.
Response 4.    The disclosure has been revised accordingly.

April 25, 2017 Page 3

Comment 5.    Please complete the sources of distribution table under the “Distribution Policy” section.
Response 5.    The disclosure has been updated accordingly.
Comment 6.    Please revise the “Taxation of Our Company” section under the Prospectus Summary to include disclosure regarding long-term capital gains distribution requirements.
Response 6.    We respectfully acknowledge the comment and note that we believe that the discussion of RIC long-term capital gains distribution requirements contained in the sections of the Prospectus entitled “Distributions” and “Tax Matters” is sufficient. We believe addressing the same matter in this section would be unnecessarily duplicative. We note that the Company’s investment objectives are to provide shareholders with current income, capital appreciation and, to a lesser extent, long-term capital appreciation.
Comment 7.    The ninth bullet of the “Risk Factors” section under the Prospectus Summary discusses that distributions to shareholders may be supported by the Advisors in the form of operating expense support payments, which the Company is conditionally obligated to reimburse. Please revise the disclosure so that it is consistent with other disclosure in the Prospectus which discusses the Company’s obligation to reimburse or repay the Advisors for such payments.
Response 7.    We respectfully acknowledge the comment and note, given that this is risk disclosure, we believe that the simple, direct language utilized here is more appropriate than the more detailed discussions contained elsewhere in the Prospectus.
Comment 8.    Please provide supplementally the calculations which support the amounts disclosed under the “Example” section. The calculations should reflect the amounts shown in the fee table, including offering costs.
Response 8.    The requested calculations have been furnished.
Comment 9.    Please revise the answer to the second question under the “Certain Questions and Answers” section to include disclosure regarding long-term capital gains distribution requirements.
Response 9.    We respectfully acknowledge the comment and note that we believe that the discussion of RIC long-term capital gains distribution requirements contained in the sections of the Prospectus entitled “Distributions” and “Tax Matters” is sufficient. We believe addressing the same matter in this section would be unnecessarily duplicative. We note that the Company’s investment objectives are to provide shareholders with current income, capital appreciation and, to a lesser extent, long-term capital appreciation.

April 25, 2017 Page 4

Comment 10.    Please revise the answer to the eighth question under the “Certain Questions and Answers” section to clarify that offering expenses are charged to the Company and shareholders will bear these costs in addition to shareholder transactional expenses.
Response 10.    The disclosure has been revised accordingly.
Comment 11.    Please revise the disclosure under the risk factor captioned “[o]ur distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our expense reimbursement agreement” to include disclosure regarding the terms of the reimbursement conditions, including distribution rates, as set forth in other sections of the Prospectus.
Response 11.    We respectfully acknowledge the comment and note, given that this is risk disclosure, we believe that the simple, direct language utilized here is more appropriate than the more detailed discussions contained elsewhere in the Prospectus.
Comment 12.    Please complete all outstanding items for the illustration under the risk factor captioned “[t]o the extent that we borrow money at the Master Fund, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.” Please confirm that the actual dollar value of the Master Fund’s assets has been used to calculate such items.
Response 12.    The disclosure has been updated accordingly as of December 31, 2016. We hereby confirm that the actual dollar value of the Master Fund’s assets has been used to calculate the outstanding items.
Comment 13.    Please complete all outstanding items in the “Selected Financial Data” section.
Response 13.    The disclosure has been updated accordingly as of December 31, 2016.
Comment 14.    Please revise the disclosure regarding the Expense Support and Conditional Reimbursement Agreement in the section captioned “Operating Expenses” under Management’s Discussion and Analysis of Financial Condition and Results of Operations so that it is consistent with other disclosure in the Prospectus.
Response 14.    The disclosure has been reviewed and the Company hereby confirms that it is accurate as written. Related disclosure throughout the Prospectus has been revised as necessary to make all applicable discussions of the Expense Support and Conditional Reimbursement Agreement consistent.

April 25, 2017 Page 5

Comment 15.    Please complete all outstanding items in the “Results of Operations” section.
Response 15.    The disclosure has been updated accordingly.
Comment 16.    Please revise the index to the financial statements to reference the inclusion of the Company’s and the Master Fund’s audited financial statements as of December 31, 2016.
Response 16.    The disclosure has been revised accordingly.
Comment 17.    Please include the auditor’s consent in the next POS 8C filing.
Response 17.    The auditor’s consent has been included in the most recent POS 8C filing.
Comment 18.    Please include the class and number of shares of the Master Fund held by the Company in future statements of assets and liabilities of the Company.
Response 18.    We respectfully acknowledge the comment and note that disclosure regarding the number of Master Fund shares held by the Company is currently presented in the notes to the financial statements – Note 3. Investments. The Company hereby undertakes that, on a going‑forward basis, it will disclose the number of Master Fund shares held by the Company in the statement of assets and liabilities.
Comment 19.    Please include disclosures required by ASC 820 and ASU 2015-07, as applicable, in the notes to the financial statements.
Response 19.    We respectfully acknowledge the comment and note that the relevant disclosures are currently presented in the notes to the financial statements - Note 2. Significant Accounting Policies and Note 3. Investments. Note 2 of the financial statements reads as follows:
"Valuation of Investments
The Company invests substantially all of its equity capital in the purchase of the Master Fund's common shares and its primary investment position is common shares of the Master Fund. The Company determines the fair value of the Master Fund's common shares as the Master Fund's net asset value per common share (as determined by the Master Fund) multiplied by the number of Master Fund common shares owned by the Company."

The Company has implemented ASU 2015-07 for the measurement of the Master Fund shares at fair value. The required disclosures, as stipulated in ASU 2015-07, are presented in Note 3 of the financial statements.

Comment 20.    Please include disclosures regarding consolidation policies in future notes to the Master Fund’s financial statements.

April 25, 2017 Page 6

Response 20.    We respectfully acknowledge the comment and note that disclosure regarding the Master Fund’s consolidation policies has been included in the notes to the Master Fund’s financial statements on page F-27 under the subheading entitled “Principles of Consolidation.”
Comment 21.    Please disclose the average dollar amount of borrowing and interest rates in accordance with S-X 6-03.3, ASC 946-225-45-31 and ASC 946-210-20-14 in future notes to the Master Fund’s financial statements.
Response 21.    The disclosure will be revised accordingly in future financial statements.
Comment 22.    Please disclose the calculations supporting the unfunded commitments amount in the notes to the Master Fund’s financial statements. The SEC staff specifically notes that cost or market value of the unfunded commitments should not be included in the Master Fund’s net asset calculation, but unrealized appreciation and depreciation associated with such commitments should be included in the net asset calculation.
Response 22.    The requested calculations have been furnished supplementally. We also hereby confirm that the applicable disclosure in the Master Fund’s schedule of investments has been calculated in a manner consistent with the SEC staff’s comments above and that only the unrealized appreciation and depreciation associated with unfunded commitments, on a fair value basis, is and has been recorded in the Master Fund’s net asset value calculations.
FEES AND EXPENSES
Comment 23.    The disclosure contained in the first paragraph identifies the various assumptions, including the offering proceeds raised, which are used in the fee table presentation. In your response letter, please supplementally identify and further explain the factors that the Company and the Master Fund considered in determining the reasonableness of the estimated amounts of offering proceeds that each is expected to raise during the Company’s 12-month period of operations ending December 31, 2017. Please explain supplementally why the expected asset raise for the Master Fund has increased from the previous filing and disclose the amount of assets the Master Fund has raised to date. Please also represent that you will supplement the Company’s Prospectus should it become apparent that the assumptions utilized in connection with the fee table are incorrect in a manner that would have a material adverse effect on the numbers presented.
Response 23.    The assumptions regarding the estimated amount of offering proceeds for the Company and the Master Fund are based on the judgment, experience, research (including extensive discussions with the financial advisor community) and proprietary models of W. P. Carey Inc., which has distributed other non-traded products for more than 35 years. For example, in 2015 and 2016, Carey Financial LLC, the Company’s dealer manager, raised over $750 million in equity capital for two non-traded, continuously offered investment funds. As it has continued to evaluate its proprietary models, and based on current market conditions and fundraising to-date, the dealer manager has determined that the Company’s expected offering proceeds sho

April 25, 2017 Page 7

uld reflect an anticipated capital raise of approximately $58 million during the applicable period. In addition, other affiliated feeder funds will continue to raise equity capital and investment, nearly all of which is expected to be invested as equity capital in the Master Fund. Therefore, the total capitalization of the Master Fund, including debt capital, is estimated to approach $706 million at the conclusion of the Company’s 12-month period of operations ending December 31, 2017. With respect to the increase in the stated expected asset raise for the Master Fund, we note that the current Registration Statement presents the total assets of the Master Fund, including assets from borrowings, whereas the previous filing only presented the Master Fund’s estimated net assets. As of April 21, 2017, the Master Fund had $396.7 million of total assets. We hereby represent that we will supplement the Company’s Prospectus should it become apparent that the assumptions utilized in connection with the fee table are incorrect in a manner that would have a material adverse effect on the numbers presented.
Comment 24.    Please revise Footnote four to the fee table to ensure that the disclosure regarding the maintenance of borrowings at a percentage of the Master Fund’s net assets is consistent with the corresponding percentage in the prospectus for Carey Credit Income Fund 2018 T (“CCIF 2018 T”). Alternatively, please explain supplementally why the percentages differ.
Response 24.    We respectfully acknowledge the comment and would note that while the Company’s fee table is presented for the 12-month period of operations ending December 31, 2017, CCIF 2018 T’s fee table is presented for the 12-month period from its commencement of operations, which is assumed for the purposes of the fee table to be April 1, 2017. Accordingly, because different time periods are captured, although underlying assumptions utilized are the same, the values of certain variables, including the ratio of the Master Fund’s net assets to its borrowings, will differ between the two tables.
Comment 25.    Please explain supplementally why the stated amount the Master Fund borrows for investment purposes disclosed in Footnote six to the fee table differs from the amount of borrowings disclosed in Footnote four to the fee table.
Response 25.    The disclosure has been revised to reconcile this discrepancy.
Comment 26.    Please explain supplementally why the assumptions with respect to borrowings disclosed in Footnotes four and six to the fee table differ from the assumptions disclosed in the corresponding footnotes in the prospectus for CCIF 2018 T. Alternatively, please revise the disclosure to ensure consistency with the disclosure for CCIF 2018 T.
Response 26.    We respectfully acknowledge the comment and would note that while the Company’s fee table is presented for the 12-month period of operations ending December 31, 2017, CCIF 2018 T’s fee table is presented for the 12-month period from its commencement of operations, which is assumed for the purposes of the fee table to be April 1, 2017. Accordingly, because different time periods are captured, although underlying assumptions utilized are the same, the values of certain variables, including the ratio of the Master Fund’s net assets to its borrowings, will differ between the two tables.

April 25, 2017 Page 8

DISTRIBUTIONS
Comment 27.    The disclosure contained in the first paragraph indicates that the Company does not currently expect to pay distributions in-kind and the ability to pay such distributions is limited by the Company’s Declaration of Trust. Please clarify the disclosure in plain English and disclose what the related tax consequences may be in the event that the Company makes an in-kind liquidating distribution.
Response 27.    The disclosure has been revised accordingly.
GENERAL COMMENTS
Comment 28.    Please explain supplementally whether the Carey Credit Income feeder funds are being used to create a multiple share class structure to offer exposure to the Master Fund to investors through different distribution channels.
Response 28.    The no action letter issued to the Master Fund on July 15, 2015 (the “No Action Letter”) contemplates a master/feeder structure, where each feeder fund will have a finite term and a target liquidation date so that the Advisors will be able to manage the maturity and duration of the Master Fund’s portfolio efficiently to generate the necessary liquidity to fund known upcoming liquidations. The master/feeder structure also will provide the Advisors with the ability to manage the Master Fund’s liquidity based on the liquidity being provided by the feeder funds. Each feeder fund will engage in a public offering of its common shares for a finite offering period and have a finite life of between five and 25 years. Feeder fund shares may be subject to a front-end sales charge and/or an annual distribution/shareholder servicing fee. No feeder fund will be offered that has a different sales load and distribution/shareholder servicing fee structure but the same or a similar finite life as another feeder fund at the same time. There are currently two feeder funds offering shares to the public, Carey Credit Income Fund 2016 T, which has a five-year finite life, and Carey Credit Income Fund – I, which has a 25-year finite life. It is contemplated that Carey Credit Income Fund 2018 T will soon commence offering shares to the public with a different five-year finite life. While each feeder fund has its own sales load and distribution/shareholder servicing fee structure, each feeder fund has a different finite life. All feeder funds have been organized in compliance with the No Action Letter to manage the maturity and duration of the Master Fund’s portfolio, to generate the necessary liquidity to fund the known upcoming liquidations, including the first liquidation of Carey Credit Income Fund 2016 T, and to manage the Master Fund’s liquidity based on the liquidity of the feeder funds, as contemplated by the No Action Letter.
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Should you have any questions regarding this letter, please contact me at (212) 698-3525.
Sincerely,

/s/ Richard Horowitz

Richard Horowitz